UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
OR

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

             Commission file number     1-13144

             A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESI 401(k) PLAN

             B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT EDUCATIONAL SERVICES, INC.

5975 Castle Creek Parkway N. Drive
P.O. Box 50466
Indianapolis, Indiana 46250-0466
(317) 594-9499

ESI 401(k) PLAN

Annual Report to the Securities and Exchange Commission
December 31, 2000

Item 4.	The ESI 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1 - 3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBIT.

INDEX

Report of Independent Accountants

Financial Statements:

Statement of Net Assets Available for Plan Benefits, with Fund Information, at December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the years ended December 31, 2000 and 1999

Notes to Financial Statements

Supplemental Schedules*:

Form 5500 Schedule H line 4i:
Schedule of Assets Held for Investment Purposes at End of Year

Form 5500 Schedule H line 4j:
Schedule of Reportable (5%) Transactions

Signature

Index to Exhibit

* Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting
   and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Accountants

Tothe Participants and Administrator of
the ESI 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ESI 401(k) Plan (the “Plan”) at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes at December 31, 2000 and reportable (5%) transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Indianapolis, IN
June 18, 2001

ESI 401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information
December 31, 2000 and 1999

	Fund Information at December 31, 2000
	American Century Ultra Fund	American Century Real Estate Fund	American Century Value < b>Fund	American Century International Growth Fund	American Century Strategic Allocation Fund:
					Conservative	Moderate	Aggressive

Investments, at fair value:
Registered investment companies	$6,379,064	$145,557	$685,649	$1,993,163	$142,048	$7,137,775	$695,968
Common/collective fund	-	-	-	-	-	-	-
Employer securities	-	-	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-	-	-

Contributions receivable:
Employer	1,248	32	119	606	61	130,612	351
Participant	63,498	1,049	6,152	24,391	2,607	73,135	17,195

Participant loans	-	-	-	-	-	-	-

Net assets available for plan benefits	$6,443,810	$146,638	$691,920	$2,018,160	$144,716	$7,341,522	$713,514

	Fund Information at December 31, 1999
	American Century Ultra Fund	American Century Real Estate Fund	American Century Value < b>Fund	American Century International Growth Fund	American Century Strategic Allocation Fund:
					Conservative	Moderate	Aggressive

Investments, at fair value:
Registered investment companies	$7,286,051	$18,923	$219,180	$1,608,547	$200,434	$7,152,008	$358,060
Common/collective fund	-	-	-	-	-	-	-
Employer securities	-	-	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-	-	-

Contributions receivable:
Employer	-	-	-	-	-	-	-
Participant	27,239	408	3,268	6,959	916	36,211	5,545

Participant loans	-	-	-	-	-	-	-

Net assets available for plan benefits	$7,313,290	$19,331	$222,448	$1,615,506	$201,350	$7,188,219	$363,605

The accompanying notes are an integral part of these financial statements.

	Fund Information at December 31, 2000
	American Century Income and Growth Fund	JPM Pierpont U.S. Small Company Fund	JPM Pierpont Bond Fund	SEI Trust Stable Asset Fund	ESI Stock Fund	Loan Fund	Total

Investments, at fair value:
Registered investment companies	$11,694,946	$575,381	$619,980	$ -	$ -	$ -	$30,069,531
Common/collective fund	-	-	-	6,083,186	-	-	6,083,186
Employer securities	-	-	-	-	17,331,641	-	17,331,641
Cash and cash equivalents	-	-	-	-	30,573	-	30,573

Contributions receivable:
Employer	1,763	113	100	2,293	325,543	-	462,841
Participant	81,210	11,529	4,341	37,713	49,148	-	371,968

Participant loans	-	-	-	-	-	2,053,326	2,053,326

Net assets available for plan benefits	$11,777,919	$587,023	$624,421	$6,123,192	$17,736,905	$2,053,326	$56,403,066

	Fund Information at December 31, 1999
	American Century Income and Growth Fund	JPM Pierpont U.S. Small Company Fund	JPM Pierpont Bond Fund	SEI Trust Stable Asset Fund	ESI Stock Fund	Loan Fund	Total

Investments, at fair value:
Registered investment companies	$13,345,651	$211,343	$585,027	$ -	$ -	$ -	$30,985,224
Common/collective fund	-	-	-	6,159,213	-	-	6,159,213
Employer securities	-	-	-	-	11,816,335	-	11,816,335
Cash and cash equivalents	-	-	-	-	107,801	-	107,801

Contributions receivable:
Employer	-	-	-	-	92,971	-	92,971
Participant	43,535	2,332	2,295	19,235	31,443	-	179,386

Participant loans	-	-	-	-	-	1,976,348	1,976,348

Net assets available for plan benefits	$13,389,186	$213,675	$587,322	$6,178,448	$12,048,550	$1,976,348	$51,317,278

The accompanying notes are an integral part of these financial statements.

ESI 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the years ended December 31, 2000 and 1999

	Fund Information
	American Century Ultra Fund	American Century Real Estate Fund	American Century Value < b>Fund	American Century International Growth Fund	American Century Strategic Allocation Fund:

					Conservative	Moderate	Aggressive

Additions to net assets:
Contributions:
Employer	$20,022	$326	$1,531	$7,780	$879	$139,328	$3,095
Participant	767,729	9,852	68,876	268,177	25,677	892,599	183,280
Rollover	30,255	11,630	3,027	20,100	2,341	12,096	5,578
Investment income:
Net appreciation (depreciation) in fair value of investments	(2,188,262)	16,987	67,497	(603,271)	(12,129)	(992,784)	(105,343)
Interest and dividends	714,214	4,011	5,959	271,371	17,375	950,082	76,157

Deductions from net assets:
Disbursements to participants	(626,521)	(73,753)	(17,649)	(106,750)	(144,097)	(744,096)	(67,248)
Administrative expenses	(7,338)	(198)	(473)	(2,244)	(243)	(18,981)	(1,675)

Transfers (to) from other funds	420,421	158,452	340,704	547,491	53,563	(84,941)	256,065
Net increase (decrease)	(869,480)	127,307	469,472	402,654	(56,634)	153,303	349,909
Net assets available for plan benefits, at December 31, 1999	7,313,290	19,331	222,448	1,615,506	201,350	7,188,219	363,605

Net assets available for plan benefits, at December 31, 2000	$6,443,810	$146,638	$691,920	$2,018,160	$144,716	$7,341,522	$713,514

	Fund Information
	American Century Ultra Fund	American Century Real Estate Fund	American Century Value < b>Fund	American Century International Growth Fund	American Century Strategic Allocation Fund:

					Conservative	Moderate	Aggressive

Additions to net assets:
Transfer in from ITT Plan	$104,294	$ -	$ -	$8,580	$ -	$20,217	$ -
Contributions:
Employer	16,749	179	1,437	5,404	890	9,693	691
Participant	573,033	6,184	54,357	154,673	13,249	836,520	80,915
Rollover	260,963	1,205	9,474	3,294	213	2,238	7,895
Investment income:
Net appreciation (depreciation) in fair value of investments	1,874,658	(1,450)	(27,294)	547,563	6,339	1,014,533	59,109
Interest and dividends	218,356	987	18,137	70,524	11,486	287,209	15,553

Deductions from net assets:
Disbursements to participants	(240,541)	(86)	(3,827)	(63,365)	(301)	(482,965)	(6,057)
Administrative expenses	(7,634)	(49)	(406)	(2,002)	(188)	(23,400)	(730)

Transfers (to) from other funds	419,496	6,225	8,456	(398,895)	33,912	(366,282)	143,527
Net increase (decrease)	3,219,374	13,195	60,334	325,776	65,600	1,297,763	300,903
Net assets available for plan benefits, at December 31, 1998	4,093,916	6,136	162,114	1,289,730	135,750	5,890,456	62,702

Net assets available for plan benefits, at December 31, 1999	$7,313,290	$19,331	$222,448	$1,615,506	$201,350	$7,188,219	$363,605

The accompanying notes are an integral part of these financial statements.

	Fund Information
	American Century Income and Growth Fund	JPM Pierpont U.S. Small Company Fund	JPM Pierpont Bond Fund	SEI Trust Stable Asset Fund	ESI Stock Fund	Loan Fund	Total

Additions to net assets:
Contributions:
Employer	$21,967	$1,628	$1,171	$12,049	$2,315,367	$ -	$2,525,143
Participant	1,037,957	113,776	47,857	472,740	644,541	-	4,533,061
Rollover	29,597	3,658	1,239	4,124	2,990	-	126,635
Investment income:
Net appreciation (depreciation) in fair value of investments	(1,506,421)	(128,557)	21,717	-	5,642,041	-	211,475
Interest and dividends	113,050	41,794	31,906	343,744	4,934	147,960	2,722,557

Deductions from net assets:
Disbursements to participants	(823,258)	(8,745)	(3,389)	(868,973)	(1,295,453)	(161,595)	(4,941,527)
Administrative expenses	(10,630)	(830)	(541)	(9,098)	(39,305)	-	(91,556)

Transfers (to) from other funds	(473,529)	350,624	(62,861)	(9,842)	(1,586,760)	90,613	-
Net increase (decrease)	(1,611,267)	373,348	37,099	(55,256)	5,688,355	76,978	5,085,788
Net assets available for plan benefits, at December 31, 1999	13,389,186	213,675	587,322	6,178,448	12,048,550	1,976,348	51,317,278

Net assets available for plan benefits, at December 31, 2000	$11,777,919	$587,023	$624,421	$6,123,192	$17,736,905	$2,053,326	$56,403,066

	Fund Information
	American Century Income and Growth Fund	JPM Pierpont U.S. Small Company Fund	JPM Pierpont Bond Fund	SEI Trust Stable Asset Fund	ESI Stock Fund	Loan Fund	Total

Additions to net assets:
Transfer in from ITT Plan	$41,450	$ -	$3,909	$160,178	$7,863,735	$8,403	$8,210,766
Contributions:
Employer	22,669	370	3,122	13,689	2,119,612	-	2,194,505
Participant	1,061,602	39,492	67,033	490,262	908,029	-	4,285,349
Rollover	42,874	4,507	490	14,488	2,401	-	350,042
Investment income:
Net appreciation (depreciation) in fair value of investments	1,917,825	39,593	(49,997)	-	(12,121,723)	-	(6,740,844)
Interest and dividends	163,998	159	42,438	319,872	11,355	172,851	1,332,925

Deductions from net assets:
Disbursements to participants	(1,071,698)	(1,064)	(188,380)	(1,370,545)	(1,401,323)	(151,415)	(4,981,567)
Administrative expenses	(14,550)	(294)	(852)	(14,086)	(31,759)	-	(95,950)

Transfers (to) from other funds	(713,060)	(122,671)	(216,718)	990,373	505,612	(289,975)	-
Net increase (decrease)	1,451,110	(39,908)	(338,955)	604,231	(2,144,061)	(260,136)	4,555,226
Net assets available for plan benefits, at December 31, 1998	11,938,076	253,583	926,277	5,574,217	14,192,611	2,236,484	46,762,052

Net assets available for plan benefits, at December 31, 1999	$13,389,186	$213,675	$587,322	$6,178,448	$12,048,550	$1,976,348	$51,317,278

The accompanying notes are an integral part of these financial statements.

ESI 401(k) Plan
Notes to Financial Statements

1.          Summary of Plan Provisions

The following description of the ESI 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description and the Plan document for more complete descriptions of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of ITT Educational Services, Inc. (“ESI”) (or an affiliate of ESI that adopts the Plan) who have completed one year of service.  It is subject to Section 401(a) of the Internal Revenue Code (the “IRC”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The ESI Employee Benefit Plan Administration and Investment Committee (the “Committee”) is the plan administrator of the Plan for purposes of ERISA.  J.P. Morgan/American Century Retirement Plan Services provides administrative services under a written agreement with the Committee.  UMB Bank, N.A. is a trustee of the trust for the Plan.

The Plan became effective in May 1998, and the first transfer and contribution to the Plan were made in June 1998.  Prior to June 1998, ESI employees participated in The ITT 401(k) Retirement Savings Plan (the “ITT Plan”) of ITT Corporation, ESI’s former parent corporation.  During 1998 and 1999, the portion of the ITT Plan assets attributable to ESI employees was transferred to the ESI employees’ Plan accounts, which is reflected in the statement of changes in net assets available for plan benefits as “Transfer in from ITT Plan.”

Contributions

Each year, a participant may contribute up to 16% of pretax annual base compensation, as defined in the Plan.  ESI makes a matching contribution equal to 50% of the first 5% of base compensation that a participant contributes to the Plan during each payroll processing period.  In addition, ESI makes a retirement contribution of 1% of a participant’s base compensation for each payroll processing period.  ESI contributions are made or invested in ESI common stock.  Participant contributions are invested among a number of available investment funds as directed by each participant.  At age 55, participants may choose to re-allocate existing ESI contribution accounts and allocate all future ESI contributions among all available investment funds.  Contributions are subject to certain limitations.

Participant Plan Accounts

Each participant’s Plan account is credited with the participant’s contributions, the ESI matching and retirement contributions and an allocation of Plan earnings derived from the participant’s investment options, and is charged with an allocation of administrative expenses.  Earnings and administrative expenses are allocated among the funds based on account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of participant’s Plan account.  Forfeitures from terminated participants’ non-vested accounts are used to reduce future ESI contributions.  Total forfeitures for participants’ non-vested accounts were $86,420 and $39,693 for 2000 and 1999, respectively.

Vesting

Participants are 100% vested in their contributions and ESI retirement contributions, plus any actual earnings on those contributions.  Vesting in the ESI matching contributions and the earnings on those contributions is based on the participant’s years of continuous service with ESI in accordance with the following table:
Years of Service	Vested Percent
Less than 1	0%
At least 1, but less than 2	20%
At least 2, but less than 3	40%
At least 3, but less than 4	60%
At least 4, but less than 5	80%
At least 5	100%

Loans

A participant may borrow from his or her Plan account, while employed by ESI, up to the lesser of $50,000 or 50% of the vested portion of the Plan account balance.  Loan terms cannot exceed five years, unless the loan is to be used in conjunction with the purchase of a participant’s primary residence.  The loans are secured by the amounts transferred to the Loan Fund (as defined in the Plan) from the participant’s Plan account and bear interest at a rate determined by the Committee.  Loan principal and interest are paid ratably by payroll deductions, or as otherwise agreed to by the participant and the Committee.

Investment Options

The Plan trustee has established and maintains 12 separate investment funds into which participants may direct their contributions.  Those 12 separate funds are as follows:

•   American Century Ultra Fund–Invests in a diversified portfolio of medium- and large-size companies that fund management considers to have above-average potential for appreciation.

•   American Century Real Estate Fund–Invests primarily in securities issued by real estate investment trusts with potential for long-term capital appreciation.

•   American Century Value Fund–Invests in equity securities of well-established companies that fund management believes to be undervalued at the time of purchase.

•   American Century International Growth Fund–Invests in a diversified range of foreign companies with above-average potential for appreciation.

•   American Century Strategic Allocation Fund:  Conservative–Invests in equity securities and some bond and money market securities with the objective of moderate long-term growth.

•   American Century Strategic Allocation Fund:  Moderate–Invests in equity securities and maintains a sizable stake in bonds and money market securities to provide long-term growth and some regular income.

•   American Century Strategic Allocation Fund:  Aggressive–Invests in equity securities and some bonds and money market securities to provide long-term growth and a small amount of income.

•   American Century Income & Growth Fund-Invests in stocks of companies with strong dividend growth potential and large U.S. companies whose stocks appear under valued.

•   JPM Pierpont U.S. Small Company Fund–Invests in equity securities of small companies considered to be likely to provide a high total return.

•   JPM Pierpont Bond Fund–Invests in a diversified portfolio of fixed income securities, including, but not limited to, U.S. government and agency securities, corporate securities, private placements and asset-backed mortgage-related securities.

•   SEI Trust Stable Asset Fund–Invests exclusively in a diversified pool of high-quality fixed income securities.

•   ESI Stock Fund–Invests in shares of ESI common stock.

Fund Transfers

Transfers between funds result from participants redirecting their contributions between the funds listed above.

Distributions

A participant is eligible to receive a distribution from the Plan upon the participant’s termination of service, death, disability, retirement or demonstration of financial hardship.  Payments are normally made in the form of a single lump sum.  If the value of the participant’s vested Plan account balance exceeds $5,000, however, the participant may elect instead to receive payment in one of the following forms:  (a) annual installments; (b) monthly installments; or (c) a nonforfeitable annuity, which will be purchased from an insurance company by the Plan on the participant’s behalf.

2.          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments and Investment Income

Investments, which are exposed to various risks, such as interest rate, market and credit risks, are stated at fair value as determined by the Plan trustee at the quoted market value or unit values based upon quoted market values as of the last business day of the Plan year.  Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Disbursements to participants are recorded when paid.

3.          Investments

The following is a summary of investments that represent 5% or more of net assets available for Plan benefits at December 31, 2000 and 1999:
	December 31, 2000
	Shares	Fair Value
SEI Trust Stable Asset Fund	6,083,186	$6,083,186
American Century Strategic Allocation Fund: Moderate	1,131,185	7,137,775
American Century Income & Growth Fund	387,378	11,694,946
American Century Ultra Fund	197,067	6,379,064
ESI Stock Fund, includes participant directed and non-participant directed	788,912	17,362,214

	December 31, 1999
	Shares	Fair Value
SEI Trust Stable Asset Fund	6,159,213	$6,159,213
American Century Strategic Allocation Fund: Moderate	985,125	7,152,008
American Century Income & Growth Fund	391,943	13,345,651
American Century Ultra Fund	159,154	7,286,051
ESI Stock Fund, includes participant directed and non-participant directed	771,882	11,924,136

4.          Administrative Fees

Participant accounts were charged $91,556 and $95,950 for administrative fees related to the Plan for the periods ended December 31, 2000 and 1999, respectively.  ESI paid administrative fees of $56,850 and $7,870 for the period ended December 31, 2000 and 1999, respectively.

5.          Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by J.P. Morgan/American Century or its affiliates and, therefore, these investments qualify as party-in-interest transactions, which are exempt from the ERISA prohibited transaction rules.  In addition, participants in the Plan may invest their contributions in the ESI Stock Fund, which primarily holds shares of ESI common stock. At December 31, 2000, the ESI Stock Fund held 788,912 shares with a historical cost of $19,350,585 and a market value of $17,362,214.  At December 31, 1999, the ESI Stock Fund held 771,882 shares with a historical cost of $19,873,361 and a market value of $11,816,335.

6.          Plan Termination

Although it has not expressed any intent to do so, ESI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

7.          Income Tax Status

The Internal Revenue Service issued a determination letter on April 13, 1999 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the IRC.

ESI 401(k) Plan
Form 5500 Schedule H line 4i:
Schedule of Assets Held for Investment Purposes
at December 31, 2000

Identity of Party	Description of Asset	Cost	Current Value
Participant loans*	Rates range from 7.0%-10.5%	$ -	$2,053,326
SEI Trust Stable Asset Fund*	Common/collective fund	6,083,186	6,083,186
American Century Ultra Fund*	Registered investment company	6,993,410	6,379,064
American Century Real Estate Fund*	Registered investment company	134,092	145,557
American Century Value Fund*	Registered investment company	646,457	685,649
American Century International Growth Fund*	Registered investment company	2,140,799	1,993,163
American Century Strategic Allocation Fund: Conservative*	Registered investment company	148,839	142,048
American Century Strategic Allocation Fund: Moderate*	Registered investment company	7,302,912	7,137,775
American Century Strategic Allocation Fund: Aggressive*	Registered investment company	759,413	695,968
American Century Income & Growth Fund*	Registered investment company	11,054,368	11,694,946
J.P. Morgan Pierpont Small Company Fund*	Registered investment company	655,550	575,381
J.P. Morgan Pierpont Bond Fund*	Registered investment company	619,751	619,980
ESI Stock Fund*	Common stock	19,320,011	17,331,640
ESI Stock Fund*	Cash and cash equivalent	30,574	30,574
		$55,889,362	$55,568,257

*Denotes party-in-interest

ESI 401(k) Plan
Form 5500 Schedule H line 4j:
Schedule of Reportable (5%) Transactions
for the year ended December 31, 2000

Identity of Party	Description of Asset	Purchase Price Sales Price	(P) (S)	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

ESI Stock Fund	Common stock	$4,361,465	(P)	$4,361,465	$4,361,465	--

ESI Stock Fund	Common stock	$10,216,893	(S)	$10,631,559	$10,216,893	($414,666)

SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the ESI Employee Benefit Plan Administration and Investment Committee of the ESI 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ESI 401(k) PLAN

Date: June 25, 2001	By:	/s/ Joseph B. Rainier
Joseph B. Rainier
Chairperson

INDEX TO EXHIBIT

Exhibit No.	Description
23	Consent of Independent Accountants